Exhibit 99.1

Sphere 3D Reports Second Quarter Fiscal Year 2021 Financial Results

Toronto, Ontario - August 16, 2021 - Sphere 3D Corp. (NASDAQ: ANY) (the "Company" or "Sphere 3D"), a company delivering containerization, virtualization, and data management solutions, today reported financial results for its second quarter ended June 30, 2021.

Second Quarter 2021 Financial Results:

Our results for second quarter 2021 were as follows:

• Revenue was $0.9 million in the both the second quarters of 2021 and 2020.

• Gross margin for second quarter of 2021 was 43.7%, compared to 49.6% for the second quarter of 2020.

• Operating expenses for second quarter of 2021 were $3.9 million, compared to $2.4 million for the second quarter of 2020.

• Depreciation and amortization was $0.2 million for both the second quarter of 2021 and 2020.

• Net loss available to common shareholders for second quarter of 2021 was $3.0 million, or a net loss of $0.19 per share, compared to a net loss available to common shareholders of $1.9 million, or a net loss of $0.41 per share, for the second quarter of 2020.

• Net loss, before dividends on preferred shares, for the second quarter of 2021 was $2.9 million.

• Dividends on preferred shares for the second quarter of 2021 was $169,000 compared to nil for the second quarter of 2020.

Six Months Ended June 30, 2021 Financial Results:

• Revenue for the first six months of 2021 was $1.8 million, compared to $1.9 million for the first six months of 2020.

• Gross margin for the first six months of 2021 was 44.8%, compared to 47.6% for the first six months of 2020.

• Operating expenses for the first six months of 2021 were $5.6 million, compared to $4.0 million for the first six months of 2020.

• Depreciation and amortization for the first six months of 2021 was $0.3 million, compared to $0.5 million in the first six months of 2020.

• Net loss available to common shareholders for the first six months of 2021 was $5.6 million, or a net loss of $0.44 per share, compared to a net loss available to common shareholders of $3.0 million, or a net loss of $0.70 per share, in the first six months of 2020.

• Net loss, before dividends on preferred shares, for the first six months of 2021 was $5.3 million.

• Dividends on preferred shares for the first six months of 2021 was $362,000 compared to nil for the first six months of 2020.

Investor Conference Call:

Sphere 3D will not be hosting a second quarter fiscal year 2021 earnings conference call.

About Sphere 3D:

Sphere 3D Corp. (NASDAQ: ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premise implementations through its global reseller network and professional services organization. Sphere 3D has a portfolio of brands, including HVE ConneXions, UCX ConneXions, and SnapServer® dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D and @HVEconneXions

Safe Harbor Statement:

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, our inability to obtain additional debt or equity financing; any increase in our cash needs; the Company's ability to maintain listing with the NASDAQ Capital Market; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in our periodic reports and other filings with the United States Securities and Exchange Commission (www.sec.gov) and with Canadian securities regulators (www.sedar.com).  Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Investor Contact:

Kurt Kalbfleisch

+1-858-495-4211

Investor.relations@sphere3d.com

SPHERE 3D CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Revenue..............................................................................................................	$894	$891	$1,834	$1,901
Cost of revenue..................................................................................................	503	449	1,012	996
Gross profit........................................................................................................	391	442	822	905

Operating expenses:
Sales and marketing..................................................................................	407	232	711	536
Research and development.......................................................................	269	344	506	683
General and administrative.......................................................................	3,257	1,832	4,422	2,816
	3,933	2,408	5,639	4,035
Loss from operations........................................................................................	(3,542)	(1,966)	(4,817)	(3,130)
Interest expense - related party..................................................................	-	(118)	(496)	(118)
Interest expense.........................................................................................	(6)	(76)	(19)	(85)
Other income, net......................................................................................	667	217	79	287
Loss before income taxes………………………………………………….....	(2,881)	(1,943)	(5,253)	(3,046)
Provision for income taxes…...........................................................................	-	3	-	3
Net loss……………………………………………………….........................	(2,881)	(1,946)	(5,253)	(3,049)
Dividends on preferred shares………………………………….....................	169	-	362	-
Net loss available to common shareholders…………………………............	$(3,050)	$(1,946)	$(5,615)	$(3,049)

Net loss per share:
Basic and diluted…………………………………………......................	$(0.19)	$(0.41)	$(0.44)	$(0.70)
Shares used in computing net loss per share:
Basic and diluted......................................................................................	15,990,564	4,804,562	12,724,287	4,376,108

SPHERE 3D CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30,	December 31,
	2021	2020
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents......................................................................................................................................	$4,584	$461
Accounts receivable, net........................................................................................................................................	205	264
Inventories.............................................................................................................................................................	501	558
Other current assets...............................................................................................................................................	990	807
Total current assets............................................................................................................................................	6,280	2,090
Note receivable......................................................................................................................................................	3,354	3,207
Investment.............................................................................................................................................................	2,100	2,100
Intangible assets, net.............................................................................................................................................	2,310	2,608
Goodwill...............................................................................................................................................................	1,385	1,385
Other assets...........................................................................................................................................................	367	443
Total assets.......................................................................................................................................................	$15,796	$11,833

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities...................................................................................................................................................	$3,274	$5,805
Long-term debt......................................................................................................................................................	449	672
Other long-term liabilities.....................................................................................................................................	161	347
Total shareholders' equity......................................................................................................................................	11,912	5,009
Total liabilities and shareholders' equity...........................................................................................................	$15,796	$11,833